

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Mr. Michael J. Ulrich
VOC Energy Trust
c/o The Bank of New York Mellon Trust
Company, N.A., Trustee
919 Congress Avenue, Suite 500
Austin, Texas 78701

Mr. Barry Hill
VOC Brazos Energy Partners, L.P.
1700 Waterfront Parkway
Building 500
Wichita, Kansas 67206

> **Re:** **VOC Energy Trust**
> **VOC Brazos Energy Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2010**
> **File No. 333-171474**

Dear Messrs. Ulrich and Hill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Where comments also could apply to similar or related disclosure that appears elsewhere in the same or another section, please make parallel changes to all affected disclosure.

This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2.   Provide for our review and comment any graphics or other artwork you propose to include in the prospectus.

3.   Revise the prospectus to give effect to Securities Act Release No. 33-6900 and Securities Act Industry Guide 5. For example, you fail to include the cover page disclosure Section II.A.3.a of the release requires. See also Sections II.A.3.c; II.A.3.f; and II.B.2, and refer generally to Securities Act Release No. 33-6922, including Section III.D. We may have additional comments.

4.   Ensure that your cover page disclosure is both concise and precise. For example, you state that "you will receive quarterly distributions of cash" without any qualifying language to allow for suspensions or production reductions (see page 56) or for any consequences resulting from the trust's non-receipt of net proceeds, a possibility which is only briefly mentioned in the first full paragraph on page 3 under "VOC Energy Trust." If you retain the statement, ensure that you place it in proper context.

5.   With regard to the trust's potential non-receipt of net proceeds, ensure that you discuss this possibility and the ramifications to unitholders in necessary detail at an appropriate place in the document and that you add a new corresponding risk factor, if appropriate.

6.   We note that on the page following the cover of your preliminary prospectus you have included a map of the operating areas that includes the PV-10 values for these properties. Please provide footnote disclosure similar to that which you provide at page 6 related to the fact that PV-10 is a non-GAAP measure. Similar concerns apply throughout your document where you reference PV-10 and do not provide a corresponding explanation of how such measure differs from the most directly comparable GAAP measure.

7.   Please provide us on a supplemental basis with the third party materials you used as the basis for the various forecasts, projections, or material statistics you cite in your prospectus. For example, and without limitation, we note the following claims:

- "[A]ccording to statistics furnished by the Kansas Geological Survey [Vess Oil] was the third largest operator of oil properties in Kansas measured by production during 2009." (Pages 8, 41, and VOC-2.)
- "According to the US Energy Information Administration ("EIA") projections, world oil prices are expected to rise gradually." (Page 10.)
- "According to EPA, the motor vehicle GHG emission standards will trigger construction and operating permitting requirements for stationary sources of GHG emissions beginning January 2, 2011." (Page 33.)

- "According to the Texas Railroad Commission, more than 5,000 operators reported oil production of approximately 377 million barrels for the state of Texas during 2009. There were 26 operating oil refineries located in Texas in 2009 with combined capacity to refine over 4.6 million barrels of oil per day. With oil production in the state of Texas averaging just over 1 million barrels of oil per day, Texas refineries are net importers of crude oil." (Page 79.)

- "According to the Kansas Geological Society, more than 2,100 operators reported oil production of approximately 39 million barrels for the state of Kansas during 2009. Kansas is home to three oil refineries located in McPherson, El Dorado and Coffeyville, Kansas. These refineries have combined capacity to refine over 300,000 barrels of oil per day. With oil production in the state of Kansas averaging less than 100,000 barrels of oil per day, Kansas is a net importer of crude oil." (Page 79.)

To expedite our review, in your letter of response, please indicate precisely where in the corresponding document we may find the referenced material, and also mark by highlighting or some other clear manner the relevant portion(s) of the supporting documents you provide.

8. We will process your amendment without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please update all disclosure to the latest practical date, include your most recent financial information and fill in all blanks other than the information that Rule 430A permits you to omit. Use brackets to distinguish information that is subject to change prior to effectiveness.

9. We may have additional comments once you provide updated reserve report and pro forma information for the year ended December 31, 2010.

10. Please advise us regarding the status of your application to list on the New York Stock Exchange, and provide updated disclosure with each amendment that you file.

11. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

Risk Factors, page 22

12. Include a summary of the Risk Factors in your Summary section. Also, shorten those risk factors which provide excessively detailed or lengthy discussions, instead focusing on the precise risk. You may provide additional detail elsewhere in the prospectus, as appropriate.

The trust may be treated as an unsecured creditor, page 36

13.   Eliminate from this section text which mitigates the risk you present, including clauses which begin or precede "although," "while," or "however." To the extent that you retain the references elsewhere in the prospectus (such as at page 81) to the retention of and opinion(s) rendered by counsel, identify counsel, provide us with a copy of its opinion, and file counsel's consent as an exhibit pursuant to Rule 436.

VOC Sponsor's performance, page 37

14.   If you consider the drilling and financial results of MVO to have been "successful" as the caption suggests, perhaps this "risk factor" actually constitutes a selling point for the offering. If you retain the discussion, clarify the risk and explain why it would be an appropriate risk factor under the circumstances.

Management of VOC Sponsor, page 43

15.   If you do not provide the disclosure that Item 402 of Regulation S-K would otherwise require, discuss in necessary detail any indirect compensation each of the listed individuals receives from the trust or VOC Sponsor. We note the last sentence on page 43 in that regard.

Executive Management from Vess Oil, page 44

16.   Please provide complete five-year sketches which retain no gaps or ambiguities regarding the time that positions began or ended during the period. Refer to the sketches for Messrs. Hill and Howarter, for example.

Projected Cash Distributions, page 51

17.   Fill in the blanks in this section. Also, with a view toward disclosure, provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters, if this information is available or can be obtained. We note the pro forma information you provide beginning at page 61.

Significant Assumptions Used to Prepare the Projected Cash Distributions, page 55

Timing of actual distributions, page 55

18.   We note your statements here and elsewhere that you have prepared your cash distribution projections on an accrual of production basis. Please explain why you believe this to be an appropriate method for preparing your cash distribution projections in light of the fact that actual cash distributions will be on a different basis. As part of your response, please tell us how you considered presenting your projected cash

distributions on the same basis by which the payments will be determined, including how you considered expanding your disclosure to address any related assumptions or uncertainties. Similar concerns apply to the pro forma distributable income of the trust you present on pages 14 and F-26.

Oil and Natural Gas Prices, page 55

19.   You indicate that the differentials to published oil and natural gas prices applied in your cash distribution projection are based on historic price differentials for the Underlying Properties with consideration given to gravity, quality, and transportation and marketing costs that may impact these differentials in future periods. Please enhance your disclosure to provide quantitative information related to the historic price differentials you considered in your projection as well as quantitative and qualitative information with respect to the consideration you gave to gravity, quality, and transportation and marketing costs in future periods.

Federal Income Tax Consequences, page 101

20.   Revise each subsection or section to clarify precisely which portion(s) constitute(s) the opinion(s) of named counsel. For example, revise the first paragraph under "Classification of the Net Profits Interest" at page 104; "Tax Consequences to U.S. Trust Unitholders" at page 105; and "State Tax Considerations" at page 110.

21.   With regard to the second paragraph under "Classification of the Net Profits Interest," eliminate the suggestion that the disclosure is an assumption, but rather clarify whether the conclusions result from the opinion of counsel.

22.   At page 105, revise to clarify whether VOC Brazos made a determination regarding the comparable yield based on an opinion of named counsel, rather than suggesting that it "intends to take the position."

23.   For each situation or conclusion you discuss, advise us whether either you or named counsel are aware of any circumstances in which the IRS accorded similar securities the treatment you describe.

24.   With regard to the State Tax Considerations discussion at page 110, if you do not believe that these are material tax consequences, you would not be required to reference or file an opinion of counsel. Please advise regarding your conclusion in that regard.

Underwriting, page 113

25.   Identify and briefly describe the material conditions to the underwriters' obligation to purchase, including the "other conditions set forth in the underwriting agreement."

Similarly, expand the discussion under "Lock-up Agreements" at page 114, to identify the "specified exceptions" you reference in the first sentence.

26.   Discuss in greater detail the potential for short sales under the circumstances of this offering, insofar as there is no public market for the securities at the present time.

VOC Energy Trust – Notes to Statement of Assets and Trust Corpus, page F-22

Note B – Trust Accounting Policies, page F-22

Basis of Accounting, page F-22

27.   We note you disclose the Trust uses the cash basis of accounting, but from your accompanying description it appears you modify that basis to account for certain non-cash items including amortization of your investment in net profits interest. Please modify your disclosure to clarify you utilize a modified cash basis of accounting or tell us why you believe your current disclosure is appropriate.

Signatures, page II-4

28.   Instruction 1 to the Signatures section of Form S-1 provides that "[w]here the registrant is a limited partnership, the registration statement shall be signed by a majority of the board of directors of any corporate general partner signing the registration statement." Please tell us how you have complied with this instruction with respect to VOC Brazos Energy Partners, L.P.

Exhibits

29.   Please file all omitted exhibits, including all opinions of counsel, as soon as practicable. You will need to allow yourself sufficient time to respond to any resulting staff comments.

Engineering Comments

Prospectus Summary, page 1

VOC Energy Trust, page 1

30.   You state that the wells in 193 fields had a projected reserve life in excess of 50 years. Please tell us the oil rate at which the average well produces. Also tell us the impact of the current high price of oil upon this projected long reserve life as well as the sensitivity of the reserve life to a decline in oil prices.

VOC Energy Trust and
VOC Brazos Energy Partners, L.P.
January 28, 2011
Page 7

31.   As these reserves have never been disclosed in a filing with the Commission, please
       provide a general discussion of the technologies used to establish the total reserves
       disclosed. Please see Item 1202 (a)(6) of Regulation S-K.

Key Investment Considerations, page 9

Long-lived oil producing properties, page 9

32.   You indicate that the reserves for these properties will not decrease significantly from
       year to year.   However, you do not mention the impact oil prices may have on those
       quantities. We note that in 2007 the reserves were 13 million barrels equivalent but the
       end of year oil price was $96.01 per barrel. In 2009 the reserves were again
       approximately 13 million barrels and the average oil price was $74.30. You do not
       indicate the reserves in 2008 when the oil price was $44.60 at the end of the year which
       was the price used to determine the reserves for 2008. Given that you had 550 wells
       averaging approximately five barrels of oil per day in production, expand your disclosure
       to indicate the price of oil used in making the reserve determination for both proved
       developed and undeveloped reserves and disclose the reserves in 2008, determined with
       the oil price at the end of the calendar year.

Near term development activities, page 9

33.   Please include the disclosure that there is no assurance that a well that is successfully
       completed for oil or gas production will pay out the capital costs spent to drill it.

Operational control, page 9

34.   Having operational control may only be true if you have a majority of the interest in the
       well. Please add this disclosure.

Risk Factors, page 22

The reserves attributable to the underlying properties are depleting assets, page 28

35.   Your disclosure about the decline rates of the underlying properties is not clear. You
       state that if development occurs the production rate will decline at approximately 6.7%
       but if development does not occur as projected, or you choose to delay some
       development or not develop the properties at all (as you have no obligation to develop the
       properties in the future), the decline may be higher than that currently expected or
       projected in the reserve report. The baseline decline rate is the rate that the property will
       decline at if there is no additional drilling on the property and we assume that you know
       that rate from the decline rate of long producing individual wells on the property. Please
       disclose the baseline rate at which the underlying properties will decline if there is no
       additional development on the properties, since you feel that is a possibility. If you are

not reasonably certain that the development will take place, and it appears you are not, the undeveloped reserves should be removed from the reserve report and filing as proved reserves.

36.   Please tell us the average percent water production per day from the wells in Kansas and the average percent water production per day from the wells in Texas.

37.   You state that the production is long-lived with the economic lives in excess of 50 years. Tell us the age of the average well and tell us the basis of saying they have economic lives in excess of 50 years. Tell us if the decline analysis is on a field level or a well level.

38.   Tell us how many wells, if any, in the 193 fields have produced for fifty years or longer.

Proved Reserves of Underlying Properties, page 77

39.   You present the changes in the reserves in the underlying properties over the last three years. Please include disclosure here and on pages F-7 and F-15 that these reserves are for the total economic life of the properties and are not the amount of reserves the unit-holders are entitled to.

40.   In the table of changes in proved reserves of the underlying properties and on pages F-7 and F-15 please show revisions of reserves as a separate line item. Please see ASC Topic 932 paragraph 50 – 5(a). In addition, there is no line item titled additions. Specific types of additions should be identified as separate line items as presented in ASC Topic 932 such as improved recovery, purchases of minerals in place, and extension and discoveries. Please revise your document as necessary.

41.   We note that you are disclosing approximately 1.5 million barrels equivalent of proved undeveloped reserves that have approximately doubled from 2008 which is a material change. However, you have no disclosure as to this change or how long your total PUD reserves have been classified as proved or the time-frame you plan to develop those reserves in or other required disclosure. Please revise your document to include all the disclosure required by Item 1203 (a)(b)(c)(d) of Regulation S-K here and on pages F-7 and F-15 as well.

42.   Tell us if any of your PUD reserves have been classified as proved for more than five years. If so, tell us how long have they been classified as proved, how many reserves there are and the reasons they have not been developed by now.

43.   Please present the Standardized Measure of the underlying properties.

Marketing and Post-Production Services, page 79

44.   Please disclose if you have any delivery commitments of oil or natural gas. Please see Item 1207 of Regulation S-K.

45.   It does not appear you have met all the requirements of paragraph 8 (i)(ii)(iii)(iv)(v)(vi)(vii)(viii)(ix)(x) of Item 1202 of Regulation S-K. Please revise your document as necessary.

Appendix A

46.   The opening paragraph references "guidelines" of the SEC. The elements of these reports are required or defined under Item 1202(a)(8) of Regulation S-K and other rules of the SEC. Please revise your disclosure accordingly.

47.   These reports are required pursuant to Item 1202(a)(8) of Regulation S-K. We note the statement that the report is for the exclusive use of VOC Energy Trust. Please obtain and file a revised version of both reports that contains no language that could suggest either a limited audience or a limit on potential investor reliance on the reports.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Mark Shannon, Accounting Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David P. Oelman, Esq.
        W. Matthew Strock, Esq.
        Vinson & Elkins L.L.P.
        Facsimile No. (713) 615-5861